CEDAR COAL COMPANY
                           CENTRAL APPALACHIAN COAL COMPANY
                           SOUTHERN APPALACHIAN COAL COMPANY
                         (COLLECTIVELY, THE COAL SUBSIDIARIES)
                 ANNUAL REPORT PER REQUIREMENTS OF HOLDING COMPANY ACT
                          RELEASE NO. 24429 FILE NO. 70-7414
                   BY MONTH, FOR THE YEAR ENDED DECEMBER 31, 2002


                                  THE COAL SUBSIDIARIES
                         STATEMENT OF DECLARATION AND PAYMENT OF
                        DIVIDENDS OUT OF PAID-IN CAPITAL SURPLUS
                     BY MONTH, FOR THE YEAR ENDED DECEMBER 31, 2002
                                    ($ IN THOUSANDS)
Month                      Central      Southern
Dividends    Cedar         Appalachian  Appalachian  Total
Declared     Coal          Coal         Coal         Coal
and Paid     Company       Company      Company      Subsidiaries
January

February

March

April

May

June

July

August

September

October

November

December

Total
Current
Year         $  -          $ -          $  -         $  -

Cumulative
Amount*      $20,956       $5,847       $18,193      $44,996


Note: In 1987, the Securities and Exchange Commission authorized each of these Coal Subsidiaries to declare and pay dividends periodically to its parent out of paid-in capital until the amount of dividends in aggregate equaled $58.4 million, the aggregate paid-in capital of the companies as of April 30, 1987.

*Amount of dividends declared and paid to its parent out of paid- in capital since April 30, 1987.